05038562

SECURITI[illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66095

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MMA Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen	**Indiana**	**46528**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret A Helmuth **574-533-9511 ext 511**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

110 West Berry Street, Suite 2300	**Fort Wayne**	**IN**	**46802**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH, D.C. 185 SECTION

CHECK ONE:
- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret A Helmuth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MMA Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Margaret A Helmuth
Signature

Financial & Operations Principal
Title

Kimberly S Miller
Notary Public

KIMBERLY S MILLER
NOTARY PUBLIC STATE OF INDIANA
ELKHART COUNTY
MY COMMISSION EXP. DEC. 22,2009

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Operations.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- x (g) Computation of Net Capital.
- x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- x (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—DECEMBER 31, 2004

MMA Securities, Inc.
(Name of Respondent)

1110 North Main Street
Goshen, IN 46528
(Address of principal executive office)

Margaret A Helmuth
Financial & Operations Principal
MMA Securities, Inc.
1110 North Main Street
Goshen, IN 46528

(Name and Address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Supplemental Information

MMA Securities, Inc.
Year Ended December 31, 2004

MMA Securities, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
MMA Securities, Inc.

We have audited the accompanying statement of financial condition of MMA Securities, Inc. (the Company) as of December 31, 2004, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2005

MMA Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	216,942
Accounts receivable		28,738
Accounts receivable from affiliate		4,303
Taxes receivable from affiliate		6,939
Total assets	$	256,922
Liabilities and stockholder's equity		
Accounts payable	$	200
Accounts payable to affiliates		52,478
Total liabilities		52,678
Shareholder's equity:		
Common Stock, no par value:		
Authorized shares – 100,000		
Issued and outstanding shares – 150		150,000
Retained earnings		54,244
Total Shareholder's equity		204,244
Total liabilities and Shareholder's equity	$	256,922

See accompanying notes.

MMA Securities, Inc.

Statement of Income

Year Ended December 31, 2004

Revenues:	
Commission override	$ 797,317
Load retention fees	51,695
Other income	492
Total revenues	849,504
Expenses:	
Management service fees	183,816
Distribution and sales services	463,635
Other general and administrative expenses	101,999
Total expenses	749,450
Income before income taxes	100,054
Income taxes	27,929
Net income	$ 72,125

See accompanying notes.

MMA Securities, Inc.

Statement of Changes in Shareholder's Equity

		Common Stock		Retained-Earnings (Deficit)		Total Shareholder's Equity
Balance at December 31, 2003	$	40,000	$	(17,881)	$	22,119
Net income		–		**72,125**		**72,125**
Issuance of Common Stock		**110,000**		–		**110,000**
Balance at December 31, 2004	**$**	**150,000**	**$**	**54,244**	**$**	**204,244**

See accompanying notes.

MMA Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2004

Operating activities		
Net income	$	72,125
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in receivables		(39,980)
Change in payables		38,031
Cash provided by operating activities		70,176
Financing activities		
Issuance of Common Stock		110,000
Cash provided by financing activities		110,000
Net increase in cash		180,176
Cash at beginning of year		36,766
Cash at end of year	$	216,942

See accompanying notes.

MMA Securities, Inc.

Notes to Financial Statements

December 31, 2004

1. Accounting Policies

Description of Business

MMA Securities, Inc. (the Company), a wholly owned subsidiary of Mennonite Mutual Aid, Inc. (MMA), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. and load retention fees from MMA Praxis Mutual Funds. Commission revenues related to gross dealer concessions represent approximately 94% of the Company's total revenues in 2004. Revenues related to load retention fees represent approximately 6% of the Company's total revenues in 2004.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

Commission overrides and load retention fees are recognized when earned. Load retention fees represent revenue on mutual fund management collected on behalf of Menno Insurance Service, Inc. (MIS), an affiliate. The fees are distributed to MIS and are included in other general and administrative expense on the Statement of Income.

2. Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by MMA InSource and MMA, who provide administrative, management, and equipment services based on an allocation of costs incurred. Such fees amounted to $180,471 in 2004. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent, which is based on space usage, totaled $3,345 in 2004.

The Company has an agreement with MMA ComSource whereby MMA ComSource provides distribution and sales services for licensed registered representatives for the purpose of selling securities offered through ProEquities, Inc. The Company paid $463,635 to MMA ComSource for these services in 2004. The Company also paid marketing service fees to MMA InSource in the amount of $51,695 in 2004.

3. Income Taxes

The Company files consolidated federal and state income tax returns with MMA. The Company pays to MMA, or is reimbursed by MMA, based on the amount of taxes or benefits determined as if the Company filed separate returns.

Tax expense on the Statement of Income is comprised of federal income tax expense of $19,414 and state income tax expense of $8,515. The federal effective tax rate of 19.4% varies from the statutory rate of 34% because the Company is subject to the graduated tax rate schedule.

The Company made federal and state income tax payments to MMA in the amount of $24,938 and $9,930, respectively, in 2004. In 2003, the Company had a federal net operating loss carryforward of $17,881, which was used to offset taxable income in 2004.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1 may not exceed 8 to 1 during the first year of business. Minimum net capital for the Company at December 31, 2004, was $6,585. At December 31, 2004, the Company had net capital of $190,109, which was $183,524 in excess of its required net capital of $6,585. The Company's net capital ratio was 0.28 to 1.

Other Financial Information

MMA Securities, Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2004

Net capital		
Total stockholder's equity	$	**204,244**
Deduct total nonallowable assets and other deductions		**14,135**
Net capital	$	**190,109**
Computation of aggregate indebtedness		
Total aggregate indebtedness	$	**52,678**
Ratio: aggregate indebtedness to net capital		**27.7%**
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 12.5% of aggregate indebtedness)		**6,585**
Excess net capital	$	**183,524**
Excess net capital at 1,000%	$	**184,841**

MMA Securities, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Credit balances	
Free credit and other credit balances	$ –
Total credit items	$ –
Debit balances	
Secured customer debit balances	$ –
Less 1%	$ –
Total debit items	$ –
Excess of total credits over total debits	$ –
Required deposit	$ –

MMA Securities, Inc.

Schedule III

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in MMA Securities' possession or control as of December 31, 2004 (for instructions to reduce to possession or control had been issued) but for which the required action was not taken by MMA Securities within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

MMA Securities, Inc.

Statement Pursuant to SEC Rule 17a-5(d)(4)

As of December 31, 2004

There were no material differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 and the computation included in the corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2004.

ERNST & YOUNG

Ernst & Young LLP
National City Center
Suite 2300
110 West Berry Street
Fort Wayne, Indiana 46802

Phone: (260) 424-2233
Fax: (260) 425-4899
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors of
MMA Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of MMA Securities, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2005